Exhibit 99.1

VIQ Solutions Closes on Auscript Acquisition - Leading Court Recording and Transcription Services Company in Australia Represent an Expected Annual Revenue of $12 million

PHOENIX, ARIZONA, December 13, 2021 - VIQ Solutions Inc. (“VIQ”, “VIQ Solutions”, or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced the closing of the asset acquisition of Auscript Australasia Pty Ltd (“Auscript”) a leading supplier of secure court recording and transcription services for courts and law firms throughout Australia. All figures are in US dollars.

Acquisition Details:

•	The acquisition aligns with VIQ’s strategy to increase revenue organically plus expansion by strategic acquisitions in core industries and regions where VIQ has a strong footprint;
•	VIQ is now one of the largest providers of recording and transcription services in the Asia Pacific region with the addition of more than 2.3 million pages of specialized transcripts and more than 200,000 hours of evidentiary recordings per year;
•	Adds what is expected to be approximately $12 million in annualized revenue;
•	Under the terms of the definitive purchase agreement, the assets of Auscript were acquired for $7.65 million with $7.5 million paid at closing and $150,000 payable through a seven-month earnout plan. VIQ funded the acquisition by utilizing cash on hand;
•	The implementation of VIQ’s NetScribe™, powered by aiAssist™, to support the Auscript client base will transform complex evidence by combining AI and human expertise to create a collaborative experience improving turn-around times and driving efficiency;
•	VIQ anticipates an increase in organic growth with the addition of FirstDraft, powered by AI, to Auscript clients to quickly transform evidentiary digital content to highly specialized documentation providing near real-time access to interviews, testimony, and dictation in a cost-effective manner.

“Our robust operating engine and proven ability to integrate acquired assets allows us to continue the steady pace of closing strategic acquisitions in markets and regions where VIQ has a strong footprint. In the past two months, we completed two acquisitions with combined revenue expected to be approximately $14 million per year in industries and geographies where we see accelerated growth,” said Sebastien Pare, VIQ Chief Executive Officer.

“We continue executing our disciplined approach to M&A to achieve meaningful results,” said Alexie Edwards, VIQ Chief Financial Officer. “Given our previously disclosed acquisition strategy, we accelerated our expansion efforts by acquiring transcription providers throughout the United States, United Kingdom and now Australia. These latest transactions adhere to our acquisition strategy: Expand in attractive geographies, obtain important transcription contracts, add to our active client base, and launch our enhanced technologies that wrap around the NetScribe platform.”

VIQ and Auscript have a shared vision to provide unprecedented levels of access to justice through innovative technologies that automate the creation and management of evidentiary content. Leveraging VIQ's leading technologies and AI-powered services, Auscript’s team of dedicated transcribers, will continue to deliver high quality transcripts with best-in-class service while adding efficiency gains to meet client standards and expand business.

“The need for automation has never been stronger. COVID lockdowns in Australia created a solid backlog for both VIQ and Auscript to employ scalable technology, powered by AI, quickly producing accurate, diarized transcripts for courts in the region,” said Susan Sumner, VIQ President and Chief Operating Officer “We welcome the Auscript team, their wealth of knowledge and industry experience to VIQ.”

"I want to thank the teams at VIQ and Auscript for ensuring a smooth transition for the Auscript client base, and I congratulate everyone concerned,” said Mr Tony Douglass, outgoing Auscript President and current President of For The Record. “Auscript’s dedicated transcription team will continue to deliver high-quality transcripts for the Australasian justice sector.”

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Ph. 1-914-598-7733
Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, the potential benefits of the Auscript acquisition, expected combined annualized revenues from the The Transcription Agency and Auscript acquisitions, and VIQ’s vision and acquisition and growth strategy.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s recent initiatives, and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s base shelf prospectus dated June 10, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.